UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SOURCEFORGE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
83616W101
(CUSIP Number)

Suzanne Present Marlin Sams Fund, L.P. 645 Fifth Avenue New York, New York 10022 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83616W101	Page 2 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,500,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 3,500,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 83616W101	Page 3 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: WILLIAM M. SAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 5,850,000 SHARED VOTING POWER 3,500,000 SOLE DISPOSITIVE POWER 5,850,00 SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 4 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: SUZANNE PRESENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 50,000 SHARED VOTING POWER 3,500,000 SOLE DISPOSITIVE POWER 50,000 SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 5 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,500,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 3,500,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 83616W101	Page 6 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GLADWYNE MARLIN GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,500,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 83616W101	Page 7 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MICHAEL SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 200,000 SHARED VOTING POWER 3,500,000 SOLE DISPOSITIVE POWER 200,000 SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 8 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CANDICE McCURDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 200,000 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 200,000 SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 9 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CHAD McCURDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 10 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARY THOMAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 200,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 200,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 11 of 19 Pages

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons named below to amend and supplement the Schedule 13D, dated June 12, 2008, as amended by Amendment No. 1 to the Schedule 13D, dated August 29, 2008, as further amended by Amendment No. 2 to the Schedule 13D, dated September 4, 2008, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of SourceForge, Inc., a Delaware corporation (the “Company”).

Item 1.  Security and Issuer.

No material change.

Item 2.  Identity and Background.

This Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed by the following persons (collectively, the “Reporting Persons”):

1. Marlin Sams Fund, L.P., a Delaware limited partnership (the “Fund”);

2. Marlin Sams GenPar, LLC, a Delaware limited liability company and the general partner of the Fund (the “General Partner”);

3. William M. Sams, a member of the General Partner (“Sams”);

4.  Gladwyne Marlin GenPar, LLC, a member of the General Partner (“Gladwyne”);

5. Suzanne Present, a member of Gladwyne;

6. Michael Solomon, a member of Gladwyne;

7. Candice McCurdy, William M. Sams’ daughter;

8. Chad McCurdy, Candice McCurdy’s husband; and

9. Mary Thomas.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

CUSIP No. 83616W101	Page 12 of 19 Pages

SCHEDULE 13D

Item 3.  Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended and restated in its entirety as follows:

An aggregate of 10,097,500 shares of Common Stock were purchased by the Reporting Persons for an aggregate purchase price of $13,751,459.00. Such shares were purchased using cash on hand, except for Mary Thomas who, in connection with the purchase of 200,000 shares, borrowed an aggregate of $268,000 from Sams.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

(a)	This Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 68,466,186 shares of Common Stock outstanding as of May 30, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2008. Based on calculations made in accordance with Rule 13d-3(d):

(i)	the Fund, the General Partner and Gladwyne may be deemed to beneficially own 3,500,000 shares of Common Stock, approximately 5.1% of the outstanding shares of Common Stock.
(ii)

Sams may be deemed to beneficially own 9,350,000 shares of Common Stock, approximately 13.7% of the outstanding shares of Common Stock, consisting of (i) 9,150,000 shares of Common Stock and (ii) 200,000 shares of Common Stock held in the Irrevocable Trust of Michael Solomon FBO Grace Solomon for the benefit of Michael Solomon’s daughter, of which Sams is the co-trustee with Constance Solomon, Michael Solomon’s wife.

(iii)	Suzanne Present may be deemed to beneficially own 3,550,000 shares of Common Stock, approximately 5.2% of the outstanding shares of Common Stock.

CUSIP No. 83616W101	Page 13 of 19 Pages

SCHEDULE 13D

(iv)	Michael Solomon may be deemed to beneficially own 3,700,000 shares of Common Stock, approximately 5.4% of the outstanding shares of Common Stock.
(v)	Candice McCurdy may be deemed to beneficially own 300,000 shares of Common Stock, approximately 0.4% of the outstanding shares of Common Stock.
(vi)	Chad McCurdy may be deemed to beneficially own 100,000 shares of Common Stock, approximately 0.1% of the outstanding shares of Common Stock.
(vii)	Mary Thomas may be deemed to beneficially own 200,000 shares of Common Stock, approximately 0.3% of the outstanding shares of Common Stock.

(b)	This Item 5(b) is hereby amended and restated in its entirety as follows:

(i)        Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of the 3,500,000 shares of Common Stock that are directly owned by the Fund.

(ii)                   Sams may be deemed to have sole power to direct the voting and disposition of 5,850,000 shares of Common Stock, consisting of (i) 5,650,000 shares of Common Stock owned directly by him and (ii) 200,000 shares of Common Stock owned directly by the Irrevocable Trust of Michael Solomon FBO Grace Solomon for the benefit of Michael Solomon’s daughter, of which Sams is the co-trustee with Constance Solomon, Michael Solomon’s wife. Additionally, by virtue of the relationships between and among the Reporting Persons described in Item 2, Sams may be deemed to share the power to direct the voting and disposition of the 3,500,000 shares of Common Stock directly owned by the Fund.

(iii)                  Suzanne Present may be deemed to have sole power to direct the voting and disposition of 50,000 shares of Common Stock directly owned by Ms. Present. Additionally, by virtue of the relationship between and among the Reporting Persons described in Item 2, Ms. Present may be deemed to share the power to direct the voting and disposition of 3,500,000 shares of Common Stock directly owned by the Fund.

(iv)                  By virtue of the relationship between and among the Reporting Persons described in Item 2, Gladwyne may be deemed to share the power to direct the voting and disposition of the 3,500,000 shares of Common Stock directly owned by the Fund.

CUSIP No. 83616W101	Page 14 of 19 Pages

SCHEDULE 13D

(v)                    Michael Solomon may be deemed to have the sole power to direct the voting and disposition of 200,000 shares of Common Stock directly owned by Mr. Solomon. Additionally, by virtue of the relationship between and among the Reporting Persons described in Item 2, Mr. Solomon may be deemed to share the power to direct the voting and disposition of the 3,500,000 shares of Common Stock directly owned by the Fund.

(vi)                  Candice McCurdy may be deemed to have the sole power to direct the voting and disposition of 200,000 shares of Common Stock that are directly owned by Ms. McCurdy. Additionally, Ms. McCurdy may be deemed to share the power to direct the voting and disposition of 100,000 shares of Common Stock held in a joint account with her husband, Chad McCurdy.

(vii)                  Chad McCurdy may be deemed to share the power to direct the voting and disposition of 100,000 shares of Common Stock held in a joint account with his wife, Candice McCurdy.

(viii)                Mary Thomas may be deemed to have the sole power to direct the voting and disposition of 200,000 shares of Common Stock that are directly owned by Ms. Thomas.

(c)	This Item 5(c) is hereby amended and restated in its entirety as follows:

The dates upon which the Common Stock was purchased, the number of shares of Common Stock purchased and the price per share for all transactions in the shares of Common Stock in the past 60 days by Reporting Persons are set forth on the table below:

Trade Date	Common Stock	Price Per Share

Marlin Sams Fund, L.P.
7/15/2008	77,000	$1.3727
7/16/2008	50,144	$1.4047
7/17/2008	72,856	$1.4961
7/25/2008	37,000	$1.3991
7/29/2008	61,309	$1.4168
7/31/2008	101,916	$1.3998
8/1/2008	199,775	$1.3650
8/4/2008	40,000	$1.3984
8/29/2008	300,000	$1.3672
8/29/2008	200,000	$1.4142
9/4/2008	660,000	$1.3500
9/11/2008	500,000	$1.3400

CUSIP No. 83616W101	Page 15 of 19 Pages

SCHEDULE 13D

Trade Date	Common Stock	Price Per Share

William M. Sams
9/4/2008	1,399,400	$1.3498
9/5/2008	506,100	$1.3606
9/8/2008	94,500	$1.4755
9/11/2008	579,968	$1.3400
9/15/2008	20,032	$1.4014
9/15/2008	50,000	$1.3983

Suzanne Present
9/12/2008	33,527	$1.4188
9/15/2008	6,473	$1.4014

Michael Solomon
9/12/2008	200,000	$1.4188

Candice McCurdy & Chad McCurdy
9/11/2008	100,000	$1.3400

Mary Thomas
9/11/2008	200,000	$1.3400

(d)	This Item 5(d) is hereby amended and restated in its entirety as follows:

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7. Materials to be Filed as Exhibits.

This Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1:	Amended and Restated Agreement relating to the filing of joint acquisition statements as required by 13d-1(k)(1) under the Securities and Exchange Act, as amended.

CUSIP No. 83616W101	Page 16 of 19 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2008

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

CUSIP No. 83616W101	Page 17 of 19 Pages

SCHEDULE 13D

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy

MARY THOMAS
/s/ Mary Thomas

CUSIP 83616W101	Page 18 of 19 Pages

SCHEDULE 13D

EXHIBIT 1

to SCHEDULE 13D

AMENDED AND RESTATED

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: September 15, 2008

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

CUSIP No. 83616W101	Page 19 of 19 Pages

SCHEDULE 13D

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy

MARY THOMAS
/s/ Mary Thomas